FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 8, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em Agosto de 2010 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

Denominação da Companhia: BRF - Brasil Foods S.A.
Grupo e pessoas ligadas	(X) Conselho de Administração	( ) Conselho Fiscal	( ) Diretoria	( ) Maiores Acionistas	( ) Órgãos Técnicos ou Consultivos

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação
Mesma Espécie/ Classe	Total
Ação

Ordinária Escritural

9.759.011	1,12	1,12

Movimentação no Mês

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
-

-

-	-	-	-	-	-

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação
Mesma Espécie/ Classe	Total
Ação

Ordinária Escritural

9.759.011	1,12	1,12

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº. 358/2002

Em Agosto  de 2010 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº. 358/2002.

Denominação da Companhia: BRF - Brasil Foods S.A.
Grupo e pessoas ligadas	( ) Conselho de Administração	( ) Conselho Fiscal	(X) Diretoria	( ) Maiores Acionistas	( ) Órgãos Técnicos ou Consultivos

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação
Mesma Espécie/ Classe	Total
Ação

Ordinária Escritural

646	0,00	0,00

Movimentação no Mês

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
-

-

-	-	-	-	-	-

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação
Mesma Espécie/ Classe	Total
Ação

Ordinária Escritural

646	0,00	0,00

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº. 358/2002

Em Agosto de 2010 foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº. 358/2002.

Denominação da Companhia: BRF - Brasil Foods S.A.
Grupo e pessoas ligadas	( ) Conselho de Administração	( ) Conselho Fiscal	( ) Diretoria	(X) Maiores Acionistas		( ) Órgãos Técnicos ou Consultivos

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos		Quantidade		% de participação
					Mesma Espécie/ Classe		Total
Ação

Ordinária Escritural

			248.573.554		28.49		28.49

Movimentação no Mês

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
Ação	Ordinária Escritural	GRADUAL CCTVM LTDA	Venda	19/08/2010	40.000	23.45	938,115.00
Ação	Ordinária Escritural	CM CAPITAL MARKETS CCTVM LTDA	Venda	20/08/2010	100.000	23.58	2,365,735.00
Ação	Ordinária Escritural	MERRILL LYNCH S/A CTVM	Venda	23/08/2010	30.000	23.40	702,000.00
Ação	Ordinária Escritural	BRASCAN S.A CORRETORA DE TÍTULOS E VALORES	Venda	24/08/2010	30.000	23.75	712,075.00
Ação	Ordinária Escritural	SAFRA CVC LTDA.	Venda	25/08/2010	30.000	23.20	695,597.00
Ação	Ordinária Escritural	BES SECURITIES DO BRASIL S/A CCVM	Venda	26/08/2010	10.000	23.33	233,300.00
Ação	Ordinária Escritural	CONCORDIA S/A CVMCC	Venda	27/08/2010	70.400	23.70	1,598,713.00
Ação	Ordinária Escritural	VOTORANTIM CTVM LTDA	Venda	30/08/2010	120.000	22.68	2,724,956.00
Ação	Ordinária Escritural	HSBC CTVM S/A (EX-CCF BRASIL CTVM)	Venda	31/08/2010	90.000	22.73	2,045,297.00
Ação	Ordinária Escritural	CRUZEIRO DO SUL S/A C.V.M.(EX CINCO CAVM)	Venda	01/09/2010	27.000	22.47	606,704.00
Ação	Ordinária Escritural	CM CAPITAL MARKETS CTVM LTD	Venda	01/09/2010	30.000	22.92	687,269.00
Ação	Ordinária Escritural	SANTANDER CCVM S/A	Venda	01/09/2010	30.000	22.69	681,048.00
Ação	Ordinária Escritural	CRUZEIRO DO SUL S/A C.V.M	Venda	01/09/2010	3.000	22.42	67,260.00
Ação	Ordinária Escritural	BRADESCO S/A CTVM	Venda	02/09/2010	30.000	22.60	678,009.00
Ação	Ordinária Escritural	SOCOPA SOC. COR. PAULISTA S/A	Venda	03/09/2010	120.000	22.97	2,759,012.00
Ação	Ordinária Escritural	MERRILL LYNCH S/A CTVM	Venda	03/09/2010	30.000	22.81	684,300.00
Ação	Ordinária Escritural	SOCOPA SOC. COR. PAULISTA S/A	Venda	03/09/2010	10.000	22.92	229,200.00
Ação	Ordinária Escritural	BES	Venda	Agosto/2010	376.000	23.61	8.881.064.00
Ação	Ordinária Escritural	SAFRA CC	Compra	8/27/2010	175.000	22.68	3,968,375.00
Ação	Ordinária Escritural	SANTANDE	Compra	8/30/2010	292.800	22.50	6,589,376.00
Ação	Ordinária Escritural	PLANNER	Compra	8/31/2010	176.600	22.74	4,016,311.00
Saldo Final
Valor Mobiliário/ Derivativo	Características dos Títulos		Quantidade		% de participação
					Mesma Espécie/ Classe		Total
Ação

Ordinária Escritural

			248.074.474		28.43		28.43

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº. 358/2002

Em Agosto de 2010 não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº. 358/2002.

Denominação da Companhia: BRF - Brasil Foods S.A.
Grupo e pessoas ligadas	( ) Conselho de Administração	( ) Conselho Fiscal	( ) Diretoria	( ) Maiores Acionistas	(X) Órgãos Técnicos ou Consultivos

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação
Mesma Espécie/ Classe	Total
Ação

Ordinária Escritural

14.020	0,00	0,00

Movimentação no Mês

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
-

-

-	-	-	-	-	-

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação
Mesma Espécie/ Classe	Total
Ação

Ordinária Escritural

14.020	0,00	0,00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 8, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director